Exhibit 99.1

e-Future Holds Annual Meeting of Shareholders

BEIJING, July 25 /Xinhua-PRNewswire/ — e-Future Information Technology Inc. (Nasdaq: EFUT), a leading front supply chain management software and service company in China, today announced that it held its 2007 Annual Meeting of Shareholders on July 24, 2007. Each of the proposals submitted for shareholder approval at the meeting was approved.

Specifically, the shareholders approved:

1.	the election of Mr. Dennis Laing and Ms. Ping Yu as directors of the company;

2.	the approval for the purposes of NASD Marketplace Rule 4350, of the issuance of ordinary shares in excess of 20% of the number of outstanding ordinary shares on March 13, 2007 in connection with a private placement entered on such date; and

3.	the ratification of the appointment of Hansen Barnett & Maxwell as independent auditors of e-Future Information Technology Inc. for the fiscal year ending December 31, 2007.

In his annual address to the shareholders, Adam Yan, Chairman and CEO, highlighted the company’s major accomplishments in 2006, including the closing of its IPO on the Nasdaq Capital Market and robust business development in terms of organic growth, service and small and medium-sized business strategy, expanded international partnerships with leading global firms, and successful industry acquisitions. In 2007, e-Future’s goals are to continue to capitalize on its leading position and to expand its market share in China’s supply chain software industry through expansion into new industrial markets, investments in best-of-breed for seeding business and engagement in strategic acquisitions as appropriate. Mr. Yan also commented: “China’s retail market is currently experiencing dramatic growth and industrial integration and we believe that we can leverage this opportunity to continue to enhance our company and long-term shareholder value.”

Fiscal Year 2006 Financial Highlights:

•	Revenue: Total revenues in fiscal year 2006 increased to $6.1 million, compared to $4.9 million for 2005, representing a 26.1% increase over 2005.

•	Net income: Net income in fiscal year 2006 increased to $1.04 million, compared to $0.678 million for 2005, representing a 53.2% increase over 2005.

•	EPS: Basic and diluted EPS for 2006 were $0.61 and $0.57, respectively, compared to $0.55 and $0.43, respectively, for 2005; diluted EPS increased 32.6% over 2005.

•	Operating cash flow: Operating cash flow increased 67% from $0.97 million in 2005 to $1.62 million in 2006, accounting for 26% of total revenue of 2006, compared to 20% in 2005.

Certain portions of the meeting will be available until August 8, 2007 at http://www.e-future.com.cn .. The management presentation transcript and additional information about the company will also be available in the Investor Relations section of the website.

About e-Future Information Technology

e-Future is a leading provider of integrated software and professional services for manufacturers, distributors, wholesalers, logistics companies and retailers in China’s supply chain market. e-Future’s customers are centered in the retail, automotive, general household appliance and consumer goods industries.

e-Future serves over 660 clients, including over 400 retailers and over 200 distributors and Fortune 500 companies from across the world that do business in China includes Procter & Gamble, Johnson & Johnson, Kimberly-Clark, the Chang’an Motors and Ford Motors joint venture and other large companies operating in China’s domestic markets, such as B&Q China, Gucci China, Aeon- JUSCO China, SOGO, Suning, Mickey’s Space of Disney franchised stores in China. e-Future is also one of IBM premier business partners in Asia Pacific as well as the partners of SAP, Oracle, Microsoft,JDA and Motorola. The Company has 19 branch offices in 31 provinces in China with over 400 employees including 200 consultants and services,160 programmers for software research and development and customization.

For more information about e-Future, please visit http://www.e-future.com.cn , English channel.

SOURCE e-Future Information Technology Inc.